Quanta Services, Inc. 2800 Post Oak Blvd., Suite 2600 Houston, Texas 77056-6175
PHONE 713.629.7600
WEB www.quantaservices.com
NYSE PWR

June 8, 2021

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ameen Hamady, Staff Accountant

Kristi Marrone, Staff Accountant

Office of Real Estate & Construction

Re:	Quanta Services, Inc.

Form 10-K for the Year Ended December 31, 2020

File No. 001-13831

Ladies and Gentlemen:

Set forth below please find the response of Quanta Services, Inc., a Delaware corporation (the “Company” or “our”), to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 27, 2021 (the “Comment Letter”), with respect to the above referenced Form 10-K for the year ended December 31, 2020, filed with the Commission on March 1, 2021. For your convenience, our response corresponds to the captions and numbering included in the Comment Letter and is prefaced by the text of the Staff’s comment in bold text.

Form 10-K for the Year Ended December 31, 2020

10. Income Taxes, page 98

1.

We note your response to comment 2. In future filings, please ensure your disclosures clearly disclose any material changes impacting your valuation allowance including the facts and circumstances that drove those changes. To the extent material differences exist between your income tax rate reconciliation and the overall change in the valuation allowance, your disclosures should highlight such material changes including the reasons for such changes.

United States Securities and Exchange Commission

June 8, 2021

Response

The Company acknowledges the Staff’s comment and in future filings will disclose any material changes impacting our valuation allowance, including the facts and circumstances that drove such material changes. The Company will also ensure that in future filings disclosure is provided to highlight and explain any material differences between the Company’s income tax rate reconciliation and the overall change in the Company’s valuation allowance.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Derrick A. Jensen, the Company’s Chief Financial Officer, at (713) 985-6422 or Eileen Boyce of Baker Botts L.L.P. at (713) 229-1343.

Very truly yours,

QUANTA SERVICES, INC.

By:	/s/ Derrick A. Jensen
	Name:	Derrick A. Jensen
	Title:	Chief Financial Officer

cc:	Worthing F. Jackman, Quanta Services, Inc.

Donald C. Wayne, Quanta Services, Inc.

Eileen Boyce, Baker Botts L.L.P.